Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

April 11, 2025

VIA EDGAR

Kim McManus
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Nuveen Churchill Private Capital Income Fund
    Preliminary Proxy Statement on Schedule 14A filed on March 28, 2025

Dear Ms. McManus:

On behalf of Nuveen Churchill Private Capital Income Fund (the “Fund”), set forth below is the Fund’s response to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on April 3, 2025 with respect to the Fund’s preliminary proxy statement on Schedule 14A, filed with the SEC on March 28, 2025 (the “Preliminary Proxy Statement”). The Staff’s comment is set forth below and is followed by the Fund’s responses.

1.With respect to Proposal 2, in correspondence, please expand on the nature of the comment issued by a state’s securities regulator in connection with its “blue sky” review of the Fund’s offering that is resulting in changing the quorum requirement to hold a meeting of shareholders in the Fund’s bylaws.

Response: The Fund respectfully advises the Staff on a supplemental basis that the state securities regulator acknowledged that the North American Securities Administrators Association’s Omnibus Guidelines Statement of Policy, which applies to business development companies, is silent on the threshold required for a quorum to hold a meeting of shareholders. Notwithstanding the foregoing, the state securities regulator requested that the Fund amend its bylaws to change the quorum requirement to a majority of outstanding common shares in accordance with the Statement of Policy Regarding Real Estate Investment Trusts, which applies to real estate investment trusts, rather than business development companies. In the interest of completing the state’s registration requirements, the Fund has elected to comply with the state’s request.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

cc:     Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP